D E  V I S S E R   G R A Y   L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Trans-Orient Petroleum Ltd.

We have audited the consolidated balance sheets of Trans-Orient Petroleum Ltd. as at July 31, 2008 and 2007 and the consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years in the three year period ended July 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended July 31, 2008 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray LLP”
CHARTERED ACCOUNTANTS

Vancouver, British Columbia, Canada
October 15, 2008

Consolidated Balance Sheets
(Expressed in United States Dollars)

As at July 31,	2008	2007

Assets

Current

Cash and cash equivalents	$6,171,793	$8,499,720
Accounts receivable	51,821	44,098
Prepaid expenses	31,925	7,600

	6,255,539	8,551,418

Restricted cash (Note 9)	78,052	59,828
Investments (Note 4)	1,143,590	3,514,572
Property and equipment (Note 5)	1,523,917	292,618

Total Assets	$9,001,098	$12,418,436

Liabilities

Current

Accounts payable and accrued liabilities	$107,723	$65,808

Total Liabilities	107,723	65,808

Shareholders’ Equity

Share capital (Note 8)	23,690,325	23,655,325
Contributed surplus (Note 8)	192,137	63,973
Accumulated deficit	(12,618,105)	(11,366,670)
	11,264,357	12,352,628
Accumulated other comprehensive loss (Notes 2 and 4)	(2,370,982)	-

Total Shareholders’ Equity	8,893,375	12,352,628

Total Liabilities and Shareholders’ Equity	$9,001,098	$12,418,436
Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 10)
Subsequent events (Note 12)

Approved on behalf of the Board of Directors:

“ Garth Johnson”	“Peter Loretto”
Director	Director

See accompanying notes to the consolidated financial statements

Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the years ended July 31,		2008		2007	2006

Expenses

General and administrative (Schedule)		$1,340,283		$557,980	$305,173
Amortization		5,377		5,144	5,564
Directors & officers insurance		22,786		-	-
Foreign exchange		89,591		5,400	(1,987)
Gain on sale of investment		-		(1,580)	(774,664)
Interest income		(303,857)		(292,289)	(13,848)
Recovery of loan receivable previously written-off		-		(102,842)	(32,324)
Stock option compensation		87,303		63,973	-
Write-off of oil and gas properties		9,952		-	-
Write-down of investments		-		859,024	136,262

(Loss) income from operations		(1,251,435)		(1,094,810)	375,824
Non-controlling interest’s portion of AMG’s loss		-		-	5,782

Net (loss) income for the year		(1,251,435)		(1,094,810)	381,606

Deficit – Beginning of year		(11,366,670)		(10,271,860)	(10,653,466)

Deficit - End of year		$(12,618,105)		$(11,366,670)	$(10,271,860)

(Loss) income per share - basic	$	(0.03)	$	(0.03)	$0.02
- diluted		$-		$-	$0.02

Weighted-average number of common shares outstanding		36,553,855		32,645,125	17,618,083

See accompanying notes to the consolidated financial statements

Consolidated Statements of Comprehensive Loss
(Expressed in United States Dollars)

For the years ended July 31,	2008	2007	2006
Net (loss) income for the year	$(1,251,435)	$(1,094,810)	$381,606
Other comprehensive loss during the year
Fair value adjustment
Investments (Notes 2 and 4)	(2,370,982)	-	-

Comprehensive (loss) income for the year	$(3,622,417)	$(1,094,810)	$381,606

See accompanying notes to the consolidated financial statements

(Expressed in United States Dollars)

For the years ended July 31,	2008	2007	2006

General and Administrative Expenses

Accounting and audit	$20,011	$19,531	$18,773
Consulting fees	17,731	32,030	11,852
Corporate relations and development	398,099	131,663	25,210
Directors fees	264,709	60,204	58,054
Filing, regulatory and transfer agency fees	103,755	24,948	24,976
Legal	26,159	24,913	31,110
Office, rent and miscellaneous	124,085	76,951	50,824
Printing	24,730	8,003	12,415
Reports	18,318	58,807	-
Travel, promotion and accommodation	156,377	71,752	31,147
Wages and benefits	186,309	49,178	40,812

	$1,340,283	$557,980	$305,173

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended July 31,	2008	2007	2006

Net (decrease) increase of cash related to the following:

Operating Activities
Net (loss) income for the year	$(1,251,435)	$(1,094,810)	$381,606
Items not affecting cash:
Amortization	5,377	5,144	5,564
Gain on sale of investment	-	(1,580)
Loss on sale of investment	-	-	3,759
Non-controlling interest	-	-
Stock option compensation	87,303	63,973	-
Write-down of investment	-	859,024	136,261
Write-off of oil and gas interest	-	-	1
Write-off of general exploration	9,952	-	-
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(33,514)	53,402	12,331
Accounts receivable	(7,723)	(16,289)	(16,994)
Prepaid expenses	(24,325)	(2,629)	(4,971)
Net cash used for operating activities	(1,214,365)	(133,765)	(266,648)

Financing Activities
Restricted cash	(18,224)	(17,654)	(6,005)
Common stock issued for cash	35,000	10,480,250	-
Net cash provided by (used for) financing activities	16,776	10,462,596	(6,005)

Investing Activities
Proceeds from sales of investments	-	3,980	1,349,517
Purchases of investments	-	(2,071,185)	(800,000)
Purchases of property and equipment	(1,130,338)	(213,875)	(4,135)
Net cash (used for) provided by investing activities	(1,130,338)	(2,281,080)	545,382

Cash of AMG Oil upon deconsolidation	-	-	(11,377)

Net (decrease) increase in cash	(2,327,927)	8,047,751	261,352
Cash and equivalents - Beginning of year	8,499,720	451,969	190,617

Cash and equivalents - End of year	$6,171,793	$8,499,720	$451,969
Supplemental cash flow information
Interest paid	-	-	-
Interest received	$315,197	$287,457	$10,837
Cash and equivalents comprised of:
Chartered bank discount notes	$5,775,955	$8,311,429	$-
Cash held in treasury accounts	395,838	188,291	451,969
	$6,171,793	$8,499,920	$51,969

See accompanying notes to the consolidated financial statements

(Expressed in United States Dollars)

For the Years Ended July 31, 2008 and 2007

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the “Company”) is incorporated under the Business Corporations Act (British Columbia) and the Company’s operating strategy is now focused on its 100% interests in two lightly explored permits (PEP 38348 and PEP 38349) that consist of 2,163,902 net acres of land located in New Zealand’s East Coast Basin.

The Company’s consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s business, results of operations and financial condition.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Principles and Use of Estimates

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which require the Company’s management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Specific items particularly subject to management estimates are the carrying amounts of deferred property costs, potential accruals for future site reclamation costs and the determination of inputs required in the calculation of stock based compensation. Actual results could differ from these estimates.

On August 1, 2007 the Company adopted the new Canadian Institiute of Chartered Accountants (“CICA”) standards for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865). The new standards bring Canadian rules into line with current rules in the United States. The standards have introduced the concept of Comprehensive Income” to Canadian GAAP and will require that an enterprise: a) classify items of comprehensive income by their nature in the financial statements and b) display the accumulated balance of comprehensive income seperately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with any change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. Any instruments that do not qualify for hedge accounting treatment will be marked-to-market with the tax-effected adjustment flowing through the income statement. The Company did not identify any derivatives requiring disclosure but did identify comprehensive income items requiring disclosure as a result of adopting the new standards.

b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Orient Petroleum (NZ) Limited, Eastern Petroleum (NZ) Limited, Orient Petroleum (PNG) Limited and DLJ Management Corp. The Company consolidates its financial statements with those of its subsidiaries in which it has a controlling interest. Should restrictions be placed on any foreign subsidiary that prevents the Company from exercising effective control, the Company’s investment in that subsidiary shall be accounted for using the cost basis. All significant intercompany balances and transactions with subsidiaries have been eliminated on consolidation.

c)	Translation of Foreign Currencies

The Company's foreign operations, conducted through its subsidiaries, are of an integrated nature and, accordingly, the temporal method of foreign currency translation is used for conversion of foreign-denominated amounts into United States dollars. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. Revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

d)	Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

e)	Cash and Cash Equivalents

Cash and cash equivalents include term investments recorded at cost with maturities of three months or less, together with accrued interest thereon, which are readily convertible to known amounts of cash.

f)	Property and equipment

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas properties and equipment are capitalized and accumulated in cost centres by country. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, seismic and costs of drilling productive and non-productive wells, together with overhead expenses related to acquisition, exploration, development activities. The costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. Depletion is calculated using costs of acquisition, exploration, development, estimated future development as well as dismantlement and abandonment costs, net of salvage values using the unit-of production method. An assessment is performed at every reporting date to determine whether the aggregate net costs in each pre-development stage cost centre are recoverable and costs which are unlikely to be recovered are written-off. The Company’s current oil and gas interests are at a stage of exploration where an assessment of feasibility cannot yet be made.

Oil and gas properties for which there has been commercial production, are subject to a ceiling test in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying values of the oil and gas properties. If the carrying value of the oil and gas properties is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds an estimated fair value. The fair value estimate is normally based on the sum of the discounted cash flows expected from production of proved and probable reserves at a discount rate of 10% and the lower of cost and market of unproved properties. The cash flows are estimated using forecast product prices and costs with the forecast product pricing being a constant price utilizing the actual oil price posted at July 31, 2008 and discounted using a risk-free interest rate of 10%.

To the extent that the Company advances work on its unproven exploration permits, the costs incurred thereon continue to be deferred as assets. These amounts represent actual amounts incurred and are not intended to reflect the current or future fair values of these exploration permits. There can be no assurance at this time that these amounts are recoverable from either production revenue or the disposition of all or some of these interests, in which case they would be reclassified from assets to expenses of the Company.

Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost centre. Abandonments of oil and gas properties shall be accounted for as adjustments of capital cost with the costs of abandoned properties being charged to the cost center and amortized.

Furniture, office and computer equipment is recorded at cost less accumulated amortization. Amortization is provided for over its estimated useful life on a declining-balance basis at rates between 20% and 30%.

g)	Income Taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely to occur than not to occur, a valuation allowance in the amount of potential future benefit is taken and no asset is recognized. Such an allowance would apply fully to all potential income tax assets of the Company.

h)	Stock-based Compensation

The Company has a stock based compensation program for officers, directors, employees and consultants.

All stock option based grants are measured and recognized in the consolidated financial statements using a fair value based method. Fair value is created using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period. The Company measures compensation expense if the options are changed or modified. Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

i)	Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Diluted loss per share is not presented, as it is anti-dilutive.

j)	Asset retirement obligation

Effective July 31, 2003, the Company has adopted retroactively the Canadian Institute of Chartered Accountants’ new standard on Asset Retirement Obligations. The Company recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven and probable reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At July 31, 2008 the Company does not have any asset retirement obligations.

NOTE 3 – FUTURE CHANGES IN ACCOUNTING POLICIES

a)	Capital Disclosures

Effective August 1, 2008 the Company will be required to adopt CICA Handbook Section 1535 that requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the effects of adopting this standard.

b)	Financial Instruments

Effective August 1, 2008 the Company will be required to adopt CICA Handbook Section 3862, Financial Instruments - Disclosures and Section 3863 -Financial Instruments-Presentation which have replaced CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. Sections 3862 and 3863 increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company is currently evaluating the effects of adopting this standard.

c)	International Financial reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

NOTE 4 - INVESTMENTS

At July 31, 2008, the Company’s ownership interests in investments are accounted for under the cost method of accounting as follows:

		July 31,		July 31,
	Number of	2007		2008	Percentage
	Common	Carrying	Comprehensive	Market	of
	Shares	Value	Income/(Loss)	Value	Ownership

AMG Oil Ltd.	826,431	$1	$272,722	$272,723	3.56%
Austral Pacific Energy	3,110,240	3,514,571	(2,643,704)	870,867	5.23%
		$3,514,572	$(2,370,982)	$1,143,590

As at July 31, 2008 and in accordance with CICA 3855, the Company’s investments are recorded at market value.

On August 1, 2007 the Company adopted Canadian Institiute of Chartered Accountants (“CICA”) standard for Comprehensive Income (CICA 1530). This standard introduced “Comprehensive Income” to Canadian GAAP requiring that an enterprise: a) classify items of comprehensive income by their nature in the financial statements and b) display the accumulated balance of comprehensive income seperately from retained earnings and additional paid-in capital in the equity section of the statement of financial position.

At July 31, 2007, the Company’s ownership interests in investments are accounted for under the cost method of accounting as follows:

		July 31,	July 31,
	Number of	2006	2007	Percentage
	Common	Carrying	Market	of
	Shares	Value	Value	Ownership

AMG Oil Ltd.	826,431	$1	$429,744	3.56%
Austral Pacific Energy	3,110,240	3,514,571	4,167,722	10.18%
		$3,514,572	$4,597,466

The Company’s investments to the end of July 31, 2007 were accounted for using the equity method or cost method of accounting. The equity method is used when the Company, through its level of investment, exercises significant influence over the investee. The cost method of accounting is applied to investments in Companies over which the Company does not exercise significant influence.

The Company’s investments are recorded at cost and are adjusted to fair value, where determinable, only if there is an, other-than-temporary decline in value as the Company intends to hold them for a period of greater than one year.

During the 2008 fiscal year the Company did not conduct any investing activities.

During the 2007 fiscal year the Company:

a)

Participated in a private placement financing with Austral Pacific Energy Ltd. (“Austral Pacific”), acquiring 1,395,000 shares of Austral Pacific at a price of US$1.30 per share. The Company also acquired 180,300 shares of Austral Pacific in the market at prices averaging approximately $1.42. As a result of these acquisitions the Company owns 3,110,240 shares of Austral Pacific (a 10.18% interest) at July 31, 2007.

b)	Wrote-down its investment in Austral Pacific by $859,024 based on a decline in the market value of the shares of Austral Pacific during the third quarter of the 2007 fiscal year.

NOTE 5 - PROPERTY AND EQUIPMENT

	Working	Net Book	Additions	Amortization	Net Book	Additions	Amortization	Net Book
	Interest	Value	During the	& Write-offs	Value	During the	& Write-offs	Value at
	at July 31,	At July 31,	2007 Fiscal		At July 31,	2008 Fiscal		July 31, 2008
	2007/2008	2006	Year		2007	Year
Oil and Gas
Properties
Unproved:
New Zealand:
PEP 38348	100%	$-	$67,792	$-	$67,792	$593,710	$-	$661,502
PEP 38349	100%	-	136,389	-	136,389	642,966	-	779,355
		-	204,181	-	204,181	1,236,676	-	1,440,857
Apartment &
Office
equipment		83,887	9,694	(5,144)	88,437	-	(5,377)	83,060
		83,887	9,694	(5,144)	88,437	-	(5,377)	83,060

Total		$83,887	$213,875	$(5,144)	$292,618	$1,236,676	$(5,377)	$1,523,917

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration and mining permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

Since being awarded the 100% interests in PEP 38348 and PEP 38349 on November 8, 2006, the Company has incurred $1,236,676 in exploration costs on the permits primarily related to acquiring approximatley 50 kilometers of 2-D seismic.

On June 24, 2008, the Company purchased a 0.5% gross overriding royalty previously issued pursuant to a consulting agreement on PEP 38348 and PEP 38349.

Refer to Note 8

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services.

During the 2008 fiscal year, the Company incurred $470,983 in certain general and administrative expenses (2007: $237,235) through its wholly owned subsidiary, DLJ Management Corp (“DLJ”). The Company recovered $268,538 (2007: $155,322) of these costs from related companies TAG Oil Ltd. (“TAG”) and AMG Oil Ltd. (“AMG”), with the net cost to the Company being recorded on the Company’s Consolidated Statements of Operations and Deficit. During the 2008 fiscal year, these costs included office rent of $27,000 (2007: Nil) that was paid by DLJ to a private company owned by a Director of the Company. The Company recovered $15,000 of these costs, from TAG and AMG.

TAG and AMG are related to the Company through common directors and officers.

Consulting Agreements

On January 1, 2008, the Company entered into an agreement with the Company’s Chief Operating Officer to provide consultancy services to the Company for a term of one year with monthly compensation of $20,000. The Company and TAG Oil Ltd. (“TAG”), a related company through common directors and officers, also entered into an agreement in January 2008 that allows for TAG to utilize the Company’s Chief Operating Officer as a technical consultant on an ongoing basis by paying one half of the monthly compensation.

On December 1, 2007 the Company amended a Directors agreement dated January 1, 2007 to increase the monthly compensation to $15,000 per month which reflected the Director’s increased contribution to the Company as its technical consultant directing operations. On June 23, 2008, the consultant resigned as a director and remained as a technical consultant until his agreement was terminated on August 13, 2008.

Pursuant to an agreement dated April 1, 2008, the Company paid a director compensation of $60,000. On July 10, 2008 this agreement was amended to reduce compensation to $41,000 per year.

Pursuant to an agreement dated October 1, 2007, the Company paid a director compensation of $60,000. On July 10, 2008 compensation was amended to reduce compensation to $41,000 per year.

NOTE 7 – LOAN RECEIVABLE

Subsequent to a write-off, in the 2001 fiscal year, of a loan of $517,115 made to Verida Internet Corp. (“Verida”), the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170. This repayment schedule was revised with an effective date of April 1, 2003 whereby the Company was entitled to receive CAD$3,000 per month including annual interest of 12%, over a period of five years unless paid in full including principal and accrued interest, prior to April 1, 2008.

During the 2007 fiscal year, the Company received CAD$115,800 (July 31, 2006 - $32,324) that included a final lump sum payment of CAD$109,800, relating to the remaining principal and interest owed to the Company under the loan agreement.

NOTE 8 - SHARE CAPITAL

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number		Contributed
Issued and fully paid:	of Shares	Amount	Surplus

Balance at July 31, 2006	17,618,083	$13,175,075	$-
Private Placement	12,972,142	4,540,250	-
Private Placement	5,905,000	5,905,000	-
Warrants exercised	50,000	35,000	-
Stock based compensation	-	-	63,973
Balance at July 31, 2007	36,545,225	23,655,325	63,973
Warrants exercised	50,000	35,000	-
Royalty acquisition	-	-	40,861
Stock based compensation	-	-	87,303
Balance at July 31, 2008	36,595,225	$23,690,325	$192,137

b)	Share Purchase Warrants

The following is a continuity of outstanding share purchase warrants:

	Number of Share	Weighted Average
	Purchase Warrants	Exercise Price
Balance at July 31, 2006	-	$-
Issued during the year	15,874,642	0.82
Balance at July 31, 2007	15,874,642	0.82
Exercised	(50,000)	0.70
Expired during the year	(2,952,500)	1.35
Issued during the year	200,000	0.80
Balance at July 31, 2008	13,072,142	$0.70

On May 24, 2008, the Company purchased and cancelled a 0.5% gross overriding royalty previously granted to a consultant on PEP 38348 and PEP 38349 in exchange for 200,000 share purchase warrants, exercisable at a price of $0.80 per share. The Company used the Black-Scholes option pricing model to calculate the cost of the royalty using the closing market prices on the grant date, a volatility ratio of 40% and the risk free interest rate of 3.89% to calculate aggregate royalty acquisition costs of $40,861.

c)	Incentive Stock Options

The following is a continuity of outstanding incentive stock options:

	Number of	Weighted Average
	Options	Exercise Price
Balance at July 31, 2006	-	$-
Granted during the year	400,000	0.85
Balance at July 31, 2007	400,000	0.85
Expired during the year	(200,000)	0.70
Granted during the year	1,860,000	0.57
Balance at July 31, 2008	2,060,000	$0.58

The following summarizes information about stock options that are outstanding at July 31, 2008:

Number	Price	Weighted Average	Expiry	Options
of Shares	per Share	Remaining Contractual Life	Date	Exercisable
200,000	$ 1.00	3.08	September 1, 2011	200,000
1,475,000	0.50	4.61	March 14, 2013	-
75,000	0.50	4.68	April 8, 2013	-
60,000	0.64	4.90	June 26, 2013	-
200,000	0.80	4.90	June 26, 2013	-
50,000	$ 0.54	4.97	July 21, 2013	-
2,060,000		4.51		200,000

During the year ended July 31, 2008, the Company applied the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 40% and the risk free interest rate of 7% to calculate aggregate option benefits at the date that the 1,860,000 options granted currently of $294,873 (approximately $0.16 per option) which will be amortized over the vesting period of the options. Stock option compensation recognized for the year ended July 31, 2008 was $87,303.

Refer to Note 12

NOTE 9 – RESTRICTED CASH

The Company is required, in accordance with the Company’s credit card agreements, to provide security against the credit facility in the form of cash and cash equivalents. As at July 31, 2008, this security amounted to $78,052 (2007: $59,828).

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company participates in oil and gas exploration operations and is committed under agreements to complete certain exploration programs in order to maintain its interests. The Company’s management estimates that the total commitments for fiscal 2009 are $100,000. However, prior to November 8, 2009 the Company is required to either drill a well on each of PEP 38348 and PEP 38349 for a total cost of approximately $3,400,000 or relinquish the permits.

NOTE 11 - INCOME TAXES

A reconciliation of income taxes at statutory rates as follows:

	2008	2007

Net income (loss) for the year	$(1,251,435)	$(1,094,810)
Expected income tax expense (recovery)	$(403,194)	$(373,237)
Net adjustment for amortization, deductible and non-deductible
amounts	36,769	322,053
Change in valuation allowance	366,424	51,184
Total income taxes	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2008	2007
Future income tax assets:
Net resource tax pools in excess of property carrying amounts	$597,973	$1,065,235
Property and equipment tax pool in excess of carrying value	51,472	43,252
Non-capital loss carryforwards	1,322,261	1,206,755
	1,971,706	2,315,242
Valuation allowance	(1,971,706)	(2,315,242)
Net future tax assets	$-	$-

The Company has non-capital losses of approximately CDN$4.6 million (2007 - CDN$3.5 million), which are available to reduce future taxable income in Canada and which expire between 2008 and 2028. Subject to certain restrictions the Company also has resource expenditures of approximately CDN$3.6 million available to reduce taxable income in future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance as noted above.

The Company has tax losses available, as at July 31, 2008 of $2,032,339 in New Zealand.

The realization of the benefit of these tax losses is dependent on the Company generating sufficient taxable income and satisfying shareholder continuity requirements of New Zealand tax law.

NOTE 12 – SUBSEQUENT EVENTS

On August 1, 2008, the Company granted options to purchase up to 112,500 shares of the Company to two technical consultants, exercisable for five years at a price of US$0.70 per share subject to certain vesting provisions.

NOTE 13 – SEGMENTED INFORMATION

The Company operates in one industry: petroleum exploration. It operates in two geographical regions, therefore information on country segments is provided as follows:

2008	Canada	New Zealand	Total Company
Expenses:
General and administrative	$1,244,096	$96,187	$1,340,283
Stock option compensation	87,303	-	87,303
Insurance	22,786	-	22,786
Foreign exchange	83,695	5,896	89,591
Depreciation	5,377	-	5,377
	(1,443,257)	(102,083)	(1,545,340)

Other Items
Interest Income	297,822	6,035	303,857
Write-off of oil and gas	-	(9,952)	(9,952)
	297,822	(3,917)	293,905

Net loss for the year	$(1,145,435)	$(106,000)	$(1,251,435)

Total assets	$7,431,423	$1,569,675	$9,001,098
Capital expenditures for the year	$2,280	$1,234,396	$1,236,676

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“US GAAP”).

CONSOLIDATED BALANCE SHEETS

a)	Investments

On August 1, 2007 the Company adopted the new Canadian Institiute of Chartered Accountants (“CICA”) standards for Comprehensive Income (CICA 1530). The new standard brings Canadian rules into line with current rules in the United States as CICA 1530 introduced the concept of Comprehensive Income” to Canadian GAAP and requires that an enterprise a) classify items of comprehensive income by their nature in the financial statements and b)

display the accumulated balance of comprehensive income seperately from retained earnings and additional paid-in capital in the equity section of the statement of financial position.

Until July 31, 2007, under Canadian GAAP, the Company’s investments accounted for under the cost method of accounting are valued at the lower of cost or market value which created a difference under U.S. GAAP as under U.S. GAAP, investments have been classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

	July 31,	July 31,
	2008	2007
Investments under Canadian GAAP	$1,143,590	$3,514,572
Adjustment required under U.S. GAAP	-	694,472
Cumulative historical adjustments to date	-	388,422
Investments under U.S. GAAP	$1,143,590	$4,597,466

Total assets under U.S. GAAP as at July 31, 2008 and 2007 are $9,001,098 and $13,551,819, respectively.

b)	Stockholders’ Equity

i) Common Stock

During the 2006 fiscal year, the Company adopted, under Canadian GAAP, a policy to record the cost of stock options granted to employees and consultants utilizing a fair value measurement basis, a policy that is materially consistent with U.S. GAAP for stock-based compensation as described in Statement of Accounting Standards 123 (“SFAS 123”). However, in previous fiscal years, prior to the adoption of the fair value measurement standard under Canadian GAAP, the Company was subject to the minimum disclosure standards of SFAS 123 under U.S. GAAP, which required it to report, on a pro-forma basis, the effect of following a fair value based method of measuring the value of stock options granted using the Black Scholes, or similar, option pricing model.

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Company used, from inception, a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	July 31,	July 31,
	2008	2007
Common stock under Canadian GAAP	$23,690,325	$23,655,325
Cumulative historical pro-forma adjustments to date	833,611	833,611
Common stock under U.S. GAAP applying SFAS 123	$24,523,936	$24,488,936

There has been no difference to the Company’s net loss or loss per share as reported under Canadian GAAP when the fair value based method of accounting defined in SFAS 123 had been applied, on a pro-forma basis, to the 2008, 2007 or 2006 fiscal years.

ii)       Accumulated Deficit

The effects of Note 14(a) and (b) (i) on accumulated deficit are as follows:

	July 31,	July 31,
	2008	2007

Deficit under Canadian GAAP	$(12,618,105)	$(11,366,670)
Cumulative historical adjustments to date	(833,611)	(833,611)
Accumulated deficit under U.S. GAAP	$(13,451,716)	$(12,200,281)

iii)      Accumulated Other Comprehensive Income

The effects of Note 14(b) on accumulated other comprehensive income are as follows:

	July 31,	July 31,
	2008	2007
Accumulated other comprehensive
income (loss) under Canadian GAAP	$(2,370,982)	$-
Adjustment required under U.S. GAAP	(1,082,894)	694,472
Cumulative historical adjustments to date	1,082,894	388,422
Accumulated other comprehensive income
under U.S. GAAP	$(2,370,982)	$1,082,894

As a result of these adjustments under U.S. GAAP, total stockholders’ equity as at July 31, 2008 and 2007 are $8,059,764 and $13,579,318, respectively.

c)	Net Income and Comprehensive Income (Loss) for the Year

The following are the effects of Notes 14(a) and (b) on net income and comprehensive income (loss) for the 2008, 2007 and 2006 fiscal years:

	2008	2007	2006
Net (loss) income for the year under Canadian
GAAP	$(1,251,435)	$(1,094,810)	$381,606
Other comprehensive income (loss):
Unrealized (loss) gain on investment	(2,370,982)	694,472	(1,655,693)
Adjustment required under U.S. GAAP	(1,082,894)	-	-
Comprehensive income (loss) for the year under U.S. GAAP	$(4,705,311)	$(400,338)	$(1,274,087)